
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 7, 2014

Via E-mail
Mr. Yair Averbuch
Chief Financial Officer
Caesarstone Sdot-Yam Ltd.
Kibbutz Sdot-Yam
MP Menashe, 3780400
Israel

> **Re:** **Caesarstone Sdot-Yam Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed March 25, 2013**
> **File No. 1-35464**

Dear Mr. Averbuch:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Colin Diamond, Esq. (via E-mail)
        White & Case LLP